UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22) *

M & F Worldwide Corp.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

552541104
(CUSIP Number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10021
(212) 572-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,798,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,798,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,798,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 37.6%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person Mafco Consolidated Group Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,623,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,623,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,623,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 37.1%
14.		Type of Reporting Person CO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004 and Amendment No. 21 thereto dated June 6, 2005 (as so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation (“MacAndrews & Forbes Holdings”), Mafco Consolidated Group Inc., a Delaware corporation (“Mafco Consolidated Group”), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share (“Common Stock”), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), because clearance previously received under the HSR Act was no longer effective, the expiration or termination of the waiting period under the HSR Act was a prerequisite to the direct or indirect acquisition of any additional shares of Common Stock by MacAndrews & Forbes Holdings. Accordingly, MacAndrews & Forbes Holdings filed a Notification and Report Form with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act, disclosing that it may seek to acquire additional shares of Common Stock. The waiting period under the HSR Act with respect to any such acquisition was terminated on March 20, 2007.

Depending upon market conditions and other factors, MacAndrews & Forbes Holdings may seek to acquire additional shares of Common Stock through open market purchases, block purchases or otherwise.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following at the end thereof:

(a)-(b)      As of March 1, 2007, based upon publicly available information, there were 20,558,370 outstanding shares of Common Stock (net of shares held in the Company’s treasury). Mafco Consolidated Group beneficially owns 7,623,000 shares of Common Stock, representing approximately 37.1% of the Common Stock outstanding. MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of the 7,623,000 shares of Common Stock beneficially owned by Mafco Consolidated Group and the 175,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,798,000 shares of Common Stock, representing approximately 37.6% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common stock of Mafco Consolidated Group and Mr. Perelman’s 100% ownership of MacAndrews & Forbes Holdings’ common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2007	MacAndrews & Forbes Holdings Inc.
Mafco Consolidated Group Inc.

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice President &
General Counsel